UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAZAARVOICE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073271108

(CUSIP Number of Class of Securities Underlying Common Stock)

Kin Gill

Chief Legal Officer

Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

(512) 551-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John J. Gilluly III, P.C.

DLA Piper LLP (US)

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$4,060,529	$408.90

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 877,621 shares of Common Stock of Bazaarvoice, Inc. having an aggregate value of $4,060,529 as of June 24, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $408.90	Filing party: Bazaarvoice, Inc.
Form or Registration No.: Schedule TO-I / 005-87043	Date filed: July 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2016 (the “Original Schedule TO” and collectively with Amendment No. 1, the “Schedule TO”) by Bazaarvoice, Inc., a Delaware corporation (“Bazaarvoice” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $6.11 per share, (ii) are held by an Eligible Participant (as defined in the Original Schedule TO) and (iii) remain outstanding and unexercised as of the expiration of the Exchange Offer, except as otherwise described in the Offer to Exchange (as defined below).

The Exchange Offer is subject to the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016 (the “Offer to Exchange”), previously filed with the Original Schedule TO as Exhibit (a)(1)(A) and the other Disclosure Documents (as defined in the Original Schedule TO) previously filed as exhibits to the Original Schedule TO. In addition, the Form of Communication Regarding Grant Date Closing Stock Price filed as Exhibit (a)(1)(J) to the Schedule TO pursuant to this Amendment No. 1 is a communication that will be distributed to each Eligible Participant prior to the expiration of the Exchange Offer informing them of the closing price of our common stock on August 2, 2016, which will be the exercise price for all Replacement Options (as defined in the Original Schedule TO). The Form of Communication Regarding Grant Date Closing Stock Price, as it may be amended or supplemented from time to time, will also constitute a Disclosure Document.

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO other than as specifically provided herein.

Items 1 through 11.

The following sentence is added to the end of the first paragraph of Section 2 (Number of awards; expiration date) on page 44 of the Offer to Exchange:

“A maximum 877,621 options are eligible to participate in the offer and sought for exchange by the Company.”

The second to last paragraph of Section 7 (Conditions of the offer) on page 53 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

“The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them (other than any action or omission to act by us) before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 7 will be given the maximum deference permitted by law.”

The first and second paragraphs of Section 15 (Extension of offer; termination; amendment) on page 62 of the Offer to Exchange are hereby amended and restated in their entirety as follows:

“We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we also will extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 8:00 a.m., Central Time, on the next U.S. business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-mail.

(a)(1)(F)*	Form of Reminder E-mail.

(a)(1)(G)*	Form of Expiration Notice.

(a)(1)(H)*	Screenshots from Offer Website.

(a)(1)(I)*	Employee Presentation.

(a)(1)(J)**	Form of Communication Regarding Grant Date Closing Stock Price.

(b)	Not applicable.

(d)(1)	Bazaarvoice, Inc. 2005 Stock Plan, as amended, incorporated herein by reference from Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(2)	Bazaarvoice, Inc. 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(3)	Form of Stock Option Award Agreement under 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

BAZAARVOICE, INC.
/s/ Kin Gill
Kin Gill
Chief Legal Officer, General Counsel and Secretary

Date: July 14, 2016